SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Results for the Fourth Quarter and Fiscal Year 2015

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Announces Results for the Fourth Quarter and Fiscal Year 2015

NASDAQ: NVCN
TSX: NVC

VANCOUVER, March 29, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the year ended December 31, 2015.  Of note, the Company's financial results are now being presented in U.S. dollars.

"Our chief priority for 2016 is to complete all the necessary regulatory and clinical activity to begin a CE Mark trial for Tiara, while continuing to expand Reducer's commercial footprint in Europe," commented Neovasc CEO, Alexei Marko.

"2016 will be our first full year of commercial sales for Reducer, and with distributors now in multiple European countries including Italy and Germany, we expect this base of business to grow," said Chris Clark, CFO of Neovasc.  "As we continue transitioning revenue from our legacy businesses to our own proprietary products, our balance sheet remains very strong, entering 2016 with more than $55 million in cash."

Subsequent to year end, the Company received FDA approval to include the 40 mm Tiara™ valve in the TIARA-I Early Feasibility Trial, and now has four U.S. hospitals approved to begin screening patients for this sized device.  The Company believes the 40 mm valve and other initiatives will result in steady patient enrolment in the trial and related early feasibility clinical activities.  Management will update the trial's progress and provide a broader clinical update for both its Tiara and the Neovasc Reducer™ at upcoming medical conferences.

Neovasc to change presentation currency to US dollars
The Company has elected to adopt the U.S. dollar as its presentation currency to better reflect its business and to improve comparability of its financial information with other publicly traded businesses in the life sciences industry.  This change is effective for the year ended December 31, 2015 and all comparative financial information contained herein has been recast to reflect the Company's results as if they had been historically reported in U.S. dollars.  The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Results for the quarters ended December 31, 2015 and 2014

Revenues
Revenues for the quarter ended December 31, 2015 were $2,224,046 compared to $2,953,039 for the same period in 2014.  Reducer revenues increased to $192,013 for the quarter, representing a 20% increase from the quarter ended September 30, 2015.  The Company initiated its focused commercialization of Reducer in Europe in the first quarter of 2015.

Contract manufacturing revenues were comparable to the prior period and consulting services declined by $670,422 or 39%, which is consistent with the year-over-year decline and consistent with the Company's strategy to focus its business towards development and commercialization of its own products, the Reducer and Tiara.

Cost of Goods Sold
The cost of goods sold for the quarter ended December 31, 2015 was $1,942,140, compared to $2,344,816 for the same period in 2014.  The gross margin for the quarter ended December 31, 2015 was 13%, compared to 21% for the same period in 2014.  Historically, margins have been lower in the fourth quarter than other periods.  In addition, in 2015, we issued a credit note to a single customer, which reduced margins from 23% to 13% for the fourth quarter of 2015.

Expenses
Total expenses for the quarter ended December 31, 2015 were $8,352,093, compared to $7,363,045 for the same period in 2014, an increase of 13%.  The increase is substantially due to an increase of $683,674 in general and administrative expenses and an increase of $112,266 in clinical trial and product development expenses for the Company's two new product development programs.

Selling expenses were $292,456 for the quarter ended December 31, 2015, compared to $99,348 for the same period in 2014, an increase of 194% as the Company commercializes Reducer in Europe.  General and administrative expenses were $3,498,682 for the quarter ended December 31, 2015, compared to $2,815,008 in the same period in 2014, representing an increase of 24%.  The increase in general and administrative expenses was principally due to a $1,502,911 increase in litigation expenses.  The increase in research and development costs, including product development and clinical trial expenses is principally due to increased investment in the Tiara development program.

Losses
The net loss for the quarter ended December 31, 2015 was $7,383,608, or $0.11 basic and diluted loss per share, compared with a loss of $6,710,674, or $0.12 basic and diluted loss per share for the same period in 2014.

Results for the years ended December 31, 2015 and 2014

Revenues
Revenues decreased 31% year-over-year to $9,929,940 for the year ended December 31, 2015, compared to revenues of $14,370,667 for the same period in 2014.  This decline is in line with the Company's expectations and consistent with its strategy to drive development and commercialization of Tiara and Reducer.

Reducer sales for the year ended December 31, 2015 were $526,412, compared to $nil for the same period in 2014.  Included within these revenues are stocking orders from new territories and re-orders from certain territories in Europe.

Contract manufacturing revenues for the year ended December 31, 2015 were $3,236,978, compared to $3,033,976 for the same period in 2014, representing an increase of 7%.  The increase in revenue for the year ended December 31, 2015 compared to the same period in 2014 is primarily due to growing revenues from a single customer.  The Company has seen a concentration of revenue into fewer larger accounts and expects that this reflects growing demand for those customers' products.  Neovasc anticipates that contract manufacturing will continue to grow in the long term as its customers' products receive regulatory approvals and are commercialized, but recognizes that these revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the year ended December 31, 2015 were $5,812,814, compared to $9,282,649 for the same period in 2014, representing a decrease of 37%.  The loss of a single contract accounts for the majority of this decline and is indicative of the trend the Company is seeing in consulting service revenue.  The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers.

Product sales for the year ended December 31, 2015 were $353,736, compared to $2,054,042 for the same period in 2014, representing a decrease of 83%.  Product sales are solely comprised of sales of surgical patches to LeMaitre Vascular, Inc.  Neovasc ceased manufacturing surgical patches for LeMaitre in June 2015.

Cost of Goods Sold
The cost of goods sold for the year ended December 31, 2015 was $6,938,134, compared to $9,146,371 for the same periods in 2014.  The overall gross margin for the year ended December 31, 2015 was 30%, compared to 36% gross margin for the same period in 2014.  The Company lost a significant higher margin contract manufacturing account toward the end of 2014 and has seen during the year its consulting services revenue margins decline as its ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured.  In addition, the Company is experiencing higher cost of goods sold as its quality system has been improved to meet the expectations of rapidly maturing customers.  These increases are not productive improvements and result in an overall downward trend in margins.

Expenses
Total expenses for the year ended December 31, 2015 were $31,750,140, compared to $22,494,468 for the same period in 2014, representing an increase of $9,255,672 or 41%.  The increase in total expenses for the year ended December 31, 2015 compared to the same period in 2014 reflects a $498,279 increase in selling expenses as the Company commercializes Reducer, a $3,187,418 increase in general and administrative expenses (of which $6,223,938 relates to an increase in litigation expenses) and a $5,569,975 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the year ended December 31, 2015 were $655,669, compared to $157,390 for the same period in 2014, representing an increase of $498,279, or 317%.  The increase in selling expenses for the year ended December 31, 2015 compared to the same period in 2014 reflects costs incurred for Reducer commercialization activities in 2015.  The Company anticipates a significant increase in selling expenses in 2016 as it continues its commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the year ended December 31, 2015 were $13,913,076, compared to $10,725,658 for the same period in 2014, representing an increase of $3,187,418, or 30%.  The increase in general and administrative expenses for the year ended December 31, 2015 compared to the same period in 2014 can be substantially explained by a $6,223,938 increase in litigation expenses and a $703,989 increase in cash-based employee expenses, offset by a $3,480,148 decrease in share-based payments.  In 2015 the Company adjusted its compensation plan to directors, officers and senior management, decreasing the number of options granted by 75%, replacing these options with a smaller cash based bonus plan and increasing officers and senior management's base salaries by 10%.  Other cash based employee expenses are related to additional headcount in quality, finance and human resource departments and with other employee expenses.

Product development and clinical trial expenses for the year ended December 31, 2015 were $17,181,395, compared to $11,611,420 for the same period in 2014, representing an increase of $5,569,975, or 48%.  The increase in product development and clinical trial expenses for the year ended December 31, 2015 was due to a $1,943,414 increase in cash–based employee expenses as the Company hired additional staff to advance product development, a $4,707,064 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $1,198,786 decrease in share-based payments.

The Company's expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the year ended December 31, 2015 compared to the same period in 2014.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income
The other income for the year ended December 31, 2015 was $2,195,195, compared to $94,427 for the same period in 2014.  The Company's investments in high interest savings accounts and guaranteed investment certificates generated $577,006 interest during the year ended December 31, 2015.  The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable during the year ended December 31, 2015 of $1,620,727.

Losses
The operating losses and comprehensive losses for the year ended December 31, 2015 were $26,730,490 and $35,116,695 respectively, or $0.41 basic and diluted loss per share, as compared with losses of $17,175,745 and $18,154,725, or $0.33 basic and diluted loss per share for the same period in 2014.  The $9,554,745 increase in the operating loss incurred for the year ended December 31, 2015 compared to the same period in 2014 can be substantially explained by a $2,232,490 decrease in gross profit, a $3,187,418 increase in general and administrative expenses (of which $6,223,938 relates to an increase in litigation expenses), a $5,569,975 increase in product development and clinical trial expenses, and offset by a $2,100,768 increase in other income.  Litigation expenses for the year ended December 31, 2015 represent a loss of $0.11 basic and diluted loss per share compared to a loss of $0.02 basic and diluted loss per share for the same period in 2014.  The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ Valve Technologies, Inc.  Total litigation costs since the initial claims were filed in June 2014 are approximately $7.89 million and the Company may require an additional $7.5 million to cover additional litigation expenses up to and including the trial, scheduled for May 2016.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit and equity financings.  At December 31, 2015, the Company had cash and cash equivalents of $55,026,171 compared to cash and cash equivalents of $5,193,561 and short term investments of $10,343,999 at December 31, 2014.

Cash used in operating activities for the year ended December 31, 2015, was $21,282,958, compared to $8,063,446 for the same period in 2014.  For the year ended December 31, 2015, operating expenses were $22,693,678, compared to $8,202,450 for the same period in 2014, cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $6.0 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation) were approximately $6.6 million.  Working capital items generated cash of $821,165, compared to $39,960 for the same period in 2014, as accounts receivable absorbed cash due at year end due to a late payment received immediately after the year end, inventory absorbed cash principally in the development of reasonable working quantities of Reducer inventory, prepaid expenses and other assets generated cash due to decreased prepayment and accounts payable preserved cash at year end due to significant litigation expenses incurred but not paid for of approximately $1.1 million as at December 31, 2015.

Outstanding Share Data
As at March 29, 2016, the Company had 66,837,345 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 8,171,966 stock options with a weighted average price of CDN$3.96.  The fully diluted share capital of the Company at March 29, 2016 is 75,008,711.

Neovasc's 2015 Financial Statements and Notes, its Management's Discussion and Analysis, its Annual Information Form and its Form 40-F will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR.  In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's Financial Statements for the twelve months ending December 31, 2015 and Management's Discussion and Analysis.

Conference Call and Webcast Information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results.  To participate in the conference, dial 888 390 0549 or 416 764 8682.  A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 825521#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

Consolidated Statements of Financial Position
As at December 31,
(Expressed in United States dollars)

	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$55,026,171	$5,193,561
Investments	-	10,343,999
Accounts receivable	1,736,941	1,543,817
Inventory	598,136	410,290
Prepaid expenses and other assets	146,590	223,483
Total current assets	57,507,838	17,715,150

Non-current assets
Property, plant and equipment	3,720,556	2,653,271
Total non-current assets	3,720,556	2,653,271

Total assets	$61,228,394	$20,368,421

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,232,971	$2,166,268
Current portion of long-term debt	-	38,437
Total current liabilities	3,232,971	2,204,705

Non-current liabilities
Long-term debt	-	135,875
Total non-current liabilities	-	135,875

Total liabilities	3,232,971	2,340,580

Equity
Share capital	161,505,037	89,357,061
Contributed surplus	20,569,110	17,632,809
Accumulated other comprehensive loss	(8,790,011)	(403,806)
Deficit	(115,288,713)	(88,558,223)
Total equity	57,995,423	18,027,841

Total liabilities and equity	$61,228,394	$20,368,421

Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31,
(Expressed in United States dollars)

	2015	2014

REVENUE
Reducer	$526,412	$-
Product sales	353,736	2,054,042
Contract manufacturing	3,236,978	3,033,976
Consulting services	5,812,814	9,282,649
	9,929,940	14,370,667

COST OF GOODS SOLD	6,938,134	9,146,371
GROSS PROFIT	2,991,806	5,224,296

EXPENSES
Selling expenses	655,669	157,390
General and administrative expenses	13,913,076	10,725,658
Product development and clinical trials expenses	17,181,395	11,611,420
	31,750,140	22,494,468

OPERATING LOSS	(28,758,334)	(17,270,172)

OTHER INCOME/(EXPENSE)
Interest income	577,006	198,677
Interest expense	(2,538)	(6,991)
Loss on disposal of property and equipment	-	(29,406)
Gain/(Loss) on foreign exchange	1,620,727	(67,853)
	2,195,195	94,427
LOSS BEFORE TAX	(26,563,139)	(17,175,745)

Tax expense	(167,351)	-

LOSS FOR THE YEAR	$(26,730,490)	$(17,175,745)

OTHER COMPREHENSIVE LOSS FOR THE YEAR
Exchange difference on translation	(8,386,205)	(978,980)

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(35,116,695)	$(18,154,725)

LOSS PER SHARE
Basic and diluted loss per share	$(0.41)	$(0.33)

Consolidated Statements of Cash Flows
For the years ended December 31,
(Expressed in United States dollars)

	2015	2014

OPERATING ACTIVITIES
Loss for the year	$(26,730,490)	$(17,175,745)
Adjustments for:
Depreciation	503,709	339,372
Share-based payments	4,114,165	8,603,791
Loss on disposal of fixed assets	-	29,406
Write-down accounts receivable	25,893	192,412
Interest income	(609,493)	(198,677)
Interest expense	2,538	6,991
	(22,693,678)	(8,202,450)

Net change in non-cash working capital items:
Accounts receivable	(468,478)	(574,042)
Inventory	(269,605)	3,334
Prepaid expenses and other assets	31,592	(210,530)
Accounts payable and accrued liabilities	1,527,656	821,198
	821,165	39,960

Interest paid and received:
Interest received	592,093	106,035
Interest paid	(2,538)	(6,991)
	589,555	99,044

Net cash applied to operating activities	(21,282,958)	(8,063,446)

INVESTING ACTIVITES
Redemption of / (Investment in) guaranteed investment certificates	9,322,492	(10,900,599)
Purchase of property, plant and equipment	(2,143,128)	(1,120,345)
Net cash from / (applied to) investing activities	7,179,364	(12,020,944)

FINANCING ACTIVITIES
Repayment of long-term debt	(164,364)	(37,456)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs	69,879,210	22,116,736
Proceeds from exercise of options	1,090,092	175,679
Net cash from financing activities	70,804,938	22,254,959

NET CHANGE IN CASH AND CASH EQUIVALENTS	56,701,344	2,170,569

CASH AND CASH EQUIVALENTS
Beginning of the year	5,193,561	3,199,944
Exchange difference on cash and cash equivalents	(6,868,734)	(176,952)
End of the year	$55,026,171	$5,193,561

Represented by:
Cash	7,860,728	784,461
Cashable high interest savings accounts	25,490,443	4,409,100
Cashable guaranteed investment certificates	21,675,000	-
	$55,026,171	$5,193,561

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.  For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's priority in 2016 to complete all necessary regulatory and clinical activity to begin a CE Mark trial for Tiara™; the Company's strategy to refocus its business towards development and commercialization of the Neovasc Reducer™ and Tiara™; the likelihood of steady or accelerated patient enrolment in the TIARA-I Early Feasibility Trial; the anticipated growth of contracting manufacturing in the long-term based on growth of demand for our customers' products; the maturation of the transcatheter aortic valve market; the anticipated growth of the Company's base of business in Europe; the expected decline of consulting services revenue in the long term as the Company's consulting customers become contract manufacturing customers; the expected increase of selling expenses in 2016 as the Company continues commercialization of the Neovasc Reducer™; and the amount of estimated additional litigation expenses required to defend the Company in lawsuits filed by Cardiaq Valve Technologies, Inc.  The words "expect", "anticipate", "may", "will", "intend," and "believe" are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the conduct or possible outcomes of any actual or threatened legal proceedings, which are inherently uncertain; the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; the Company's ability to raise additional funding; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:00e 29-MAR-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 29, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer